SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BILL Holdings, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

090043100

(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, NY, 10017
212-845-7977

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, NY, 10019
212-451-2300

MEAGAN REDA, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, NY, 10019
212-451-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

09/05/2025

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	**Name of reporting person** Starboard Value LP (0001517137)
2	**Check the appropriate box if a member of a Group (See Instructions)** ☐ (a) ☐ (b)
3	**SEC use only**
4	**Source of funds (See Instructions)** OO
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐
6	**Citizenship or place of organization** DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:		
	7	**Sole Voting Power** 8,639,900.00
	8	**Shared Voting Power** 0.00
	9	**Sole Dispositive Power** 8,639,900.00
	10	**Shared Dispositive Power** 0.00

11	**Aggregate amount beneficially owned by each reporting person** 8,639,900.00
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐
13	**Percent of class represented by amount in Row (11)** 8.5 %
14	**Type of Reporting Person (See Instructions)** PN

Comment for Type of Reporting Person: Note to rows (7)(9)(11): Includes 1,614,152 shares of Common Stock underlying certain forward purchase contracts exercisable within 60 days hereof.

SCHEDULE 13D

1	Name of reporting person STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD (0001373638)		
2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☐ (b)		
3	**SEC use only**		
4	Source of funds (See Instructions) WC		
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐		
6	Citizenship or place of organization CAYMAN ISLANDS		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 4,597,782.00	
	8	Shared Voting Power 0.00	
	9	Sole Dispositive Power 4,597,782.00	
	10	Shared Dispositive Power 0.00	
11	Aggregate amount beneficially owned by each reporting person 4,597,782.00		
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐		
13	Percent of class represented by amount in Row (11) 4.5 %		
14	Type of Reporting Person (See Instructions) CO		

Comment for Type of Reporting Person: Note to rows (7)(9)(11): Includes 1,614,152 shares of Common Stock underlying certain forward purchase contracts exercisable within 60 days hereof.

SCHEDULE 13D

1	Name of reporting person STARBOARD VALUE & OPPORTUNITY S LLC (0001519812)			
2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☐ (b)			
3	SEC use only			
4	Source of funds (See Instructions) WC			
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐			
6	Citizenship or place of organization DELAWARE			
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 681,182.00		
	8	Shared Voting Power 0.00		
	9	Sole Dispositive Power 681,182.00		
	10	Shared Dispositive Power 0.00		
11	Aggregate amount beneficially owned by each reporting person 681,182.00			
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐			
13	Percent of class represented by amount in Row (11) 0.7 %			
14	Type of Reporting Person (See Instructions) OO			

Comment for Type of Reporting Person:

SCHEDULE 13D

1	**Name of reporting person** Starboard Value & Opportunity Master Fund L LP (0001767736)
2	**Check the appropriate box if a member of a Group (See Instructions)** ☐ (a) ☐ (b)
3	**SEC use only**
4	**Source of funds (See Instructions)** WC
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐
6	**Citizenship or place of organization** CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 239,363.00
	8	**Shared Voting Power** 0.00
	9	**Sole Dispositive Power** 239,363.00
	10	**Shared Dispositive Power** 0.00

11	**Aggregate amount beneficially owned by each reporting person** 239,363.00
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐
13	**Percent of class represented by amount in Row (11)** 0.2 %
14	**Type of Reporting Person (See Instructions)** PN

Comment for Type of Reporting Person:

SCHEDULE 13D

CUSIP No. 090043100

1	Name of reporting person Starboard Value L LP (0001767773)		
2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☐ (b)		
3	SEC use only		
4	Source of funds (See Instructions) OO		
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐		
6	Citizenship or place of organization DELAWARE		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 239,363.00	
	8	Shared Voting Power 0.00	
	9	Sole Dispositive Power 239,363.00	
	10	Shared Dispositive Power 0.00	
11	Aggregate amount beneficially owned by each reporting person 239,363.00		
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐		
13	Percent of class represented by amount in Row (11) 0.2 %		
14	Type of Reporting Person (See Instructions) PN		

Comment for Type of Reporting Person:

SCHEDULE 13D

1	**Name of reporting person** Starboard Value R GP LLC (0001575979)
2	**Check the appropriate box if a member of a Group (See Instructions)** ☐ (a) ☐ (b)
3	**SEC use only**
4	**Source of funds (See Instructions)** OO
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐
6	**Citizenship or place of organization** DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 239,363.00
	8	**Shared Voting Power** 0.00
	9	**Sole Dispositive Power** 239,363.00
	10	**Shared Dispositive Power** 0.00

11	**Aggregate amount beneficially owned by each reporting person** 239,363.00
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐
13	**Percent of class represented by amount in Row (11)** 0.2 %
14	**Type of Reporting Person (See Instructions)** OO

Comment for Type of Reporting Person:

SCHEDULE 13D

1	Name of reporting person Starboard X Master Fund Ltd (0001833016)		
2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☐ (b)		
3	SEC use only		
4	Source of funds (See Instructions) WC		
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐		
6	Citizenship or place of organization CAYMAN ISLANDS		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,712,590.00	
	8	Shared Voting Power 0.00	
	9	Sole Dispositive Power 1,712,590.00	
	10	Shared Dispositive Power 0.00	
11	Aggregate amount beneficially owned by each reporting person 1,712,590.00		
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐		
13	Percent of class represented by amount in Row (11) 1.7 %		
14	Type of Reporting Person (See Instructions) CO		

Comment for Type of Reporting Person:

SCHEDULE 13D

1	**Name of reporting person** Starboard Value GP LLC (0001517138)		
2	**Check the appropriate box if a member of a Group (See Instructions)** ☐ (a) ☐ (b)		
3	**SEC use only**		
4	**Source of funds (See Instructions)** OO		
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐		
6	**Citizenship or place of organization** DELAWARE		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 8,639,900.00	
	8	**Shared Voting Power** 0.00	
	9	**Sole Dispositive Power** 8,639,900.00	
	10	**Shared Dispositive Power** 0.00	
11	**Aggregate amount beneficially owned by each reporting person** 8,639,900.00		
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐		
13	**Percent of class represented by amount in Row (11)** 8.5 %		
14	**Type of Reporting Person (See Instructions)** OO		

Comment for Type of Reporting Person: Note to rows (7)(9)(11): Includes 1,614,152 shares of Common Stock underlying certain forward purchase contracts exercisable within 60 days hereof.

SCHEDULE 13D

1	**Name of reporting person** Starboard Principal Co LP (0001517139)		
2	**Check the appropriate box if a member of a Group (See Instructions)** ☐ (a) ☐ (b)		
3	**SEC use only**		
4	**Source of funds (See Instructions)** OO		
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐		
6	**Citizenship or place of organization** DELAWARE		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 8,639,900.00	
	8	**Shared Voting Power** 0.00	
	9	**Sole Dispositive Power** 8,639,900.00	
	10	**Shared Dispositive Power** 0.00	
11	**Aggregate amount beneficially owned by each reporting person** 8,639,900.00		
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐		
13	**Percent of class represented by amount in Row (11)** 8.5 %		
14	**Type of Reporting Person (See Instructions)** PN		

Comment for Type of Reporting Person: Note to rows (7)(9)(11): Includes 1,614,152 shares of Common Stock underlying certain forward purchase contracts exercisable within 60 days hereof.

SCHEDULE 13D

1	Name of reporting person Starboard Principal Co GP LLC (0001517140)		
2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☐ (b)		
3	SEC use only		
4	Source of funds (See Instructions) OO		
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐		
6	Citizenship or place of organization DELAWARE		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 8,639,900.00	
	8	Shared Voting Power 0.00	
	9	Sole Dispositive Power 8,639,900.00	
	10	Shared Dispositive Power 0.00	
11	Aggregate amount beneficially owned by each reporting person 8,639,900.00		
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐		
13	Percent of class represented by amount in Row (11) 8.5 %		
14	Type of Reporting Person (See Instructions) OO		

Comment for Type of Reporting Person: Note to rows (7)(9)(11): Includes 1,614,152 shares of Common Stock underlying certain forward purchase contracts exercisable within 60 days hereof.

SCHEDULE 13D

CUSIP No. 090043100

1	**Name of reporting person** Smith Jeffrey C (0001362697)		
2	**Check the appropriate box if a member of a Group (See Instructions)** ☐ (a) ☐ (b)		
3	**SEC use only**		
4	**Source of funds (See Instructions)** OO		
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐		
6	**Citizenship or place of organization** UNITED STATES		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 0.00	
	8	**Shared Voting Power** 8,639,900.00	
	9	**Sole Dispositive Power** 0.00	
	10	**Shared Dispositive Power** 8,639,900.00	
11	**Aggregate amount beneficially owned by each reporting person** 8,639,900.00		
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐		
13	**Percent of class represented by amount in Row (11)** 8.5 %		
14	**Type of Reporting Person (See Instructions)** IN		

Comment for Type of Reporting Person: Note to rows (7)(9)(11): Includes 1,614,152 shares of Common Stock underlying certain forward purchase contracts exercisable within 60 days hereof.

SCHEDULE 13D

CUSIP No. 090043100

1	**Name of reporting person** Feld Peter A (0001410600)			
2	**Check the appropriate box if a member of a Group (See Instructions)** ☐ (a) ☐ (b)			
3	**SEC use only**			
4	**Source of funds (See Instructions)** OO			
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐			
6	**Citizenship or place of organization** UNITED STATES			
Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 0.00		
	8	**Shared Voting Power** 8,639,900.00		
	9	**Sole Dispositive Power** 0.00		
	10	**Shared Dispositive Power** 8,639,900.00		
11	**Aggregate amount beneficially owned by each reporting person** 8,639,900.00			
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐			
13	**Percent of class represented by amount in Row (11)** 8.5 %			
14	**Type of Reporting Person (See Instructions)** IN			

Comment for Type of Reporting Person: Note to rows (7)(9)(11): Includes 1,614,152 shares of Common Stock underlying certain forward purchase contracts exercisable within 60 days hereof.

SCHEDULE 13D

1	Name of reporting person Benzur Liat (0002003709)		
2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☐ (b)		
3	SEC use only		
4	Source of funds (See Instructions)		
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐		
6	Citizenship or place of organization UNITED STATES		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0.00	
	8	Shared Voting Power 0.00	
	9	Sole Dispositive Power 0.00	
	10	Shared Dispositive Power 0.00	
11	Aggregate amount beneficially owned by each reporting person 0.00		
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐		
13	Percent of class represented by amount in Row (11) 0 %		
14	Type of Reporting Person (See Instructions) IN		

Comment for Type of Reporting Person:

SCHEDULE 13D

1	Name of reporting person Disman Nancy (0001621493)		
2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☐ (b)		
3	SEC use only		
4	Source of funds (See Instructions)		
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐		
6	Citizenship or place of organization UNITED STATES		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0.00	
	8	Shared Voting Power 0.00	
	9	Sole Dispositive Power 0.00	
	10	Shared Dispositive Power 0.00	
11	Aggregate amount beneficially owned by each reporting person 0.00		
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐		
13	Percent of class represented by amount in Row (11) 0 %		
14	Type of Reporting Person (See Instructions) IN		

Comment for Type
of Reporting
Person:

SCHEDULE 13D

1	Name of reporting person Frank T. Young
2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☐ (b)
3	SEC use only
4	Source of funds (See Instructions)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0.00
	8	Shared Voting Power 0.00
	9	Sole Dispositive Power 0.00
	10	Shared Dispositive Power 0.00

11	Aggregate amount beneficially owned by each reporting person 0.00
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 0 %
14	Type of Reporting Person (See Instructions) IN

Comment for Type
of Reporting
Person:

SCHEDULE 13D

Item 1.   Security and Issuer

(a)   Title of Class of Securities:

Common Stock, $0.00001 par value per share

(b)   Name of Issuer:

BILL Holdings, Inc.

(c)   Address of Issuer's Principal Executive Offices:

6220 AMERICA CENTER DR., SUITE 100, SAN JOSE, CA 95002

Item 1 Comment: The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

Item 2.   Identity and Background

(a)   Item 2(a) is hereby amended and restated to read as follows:

This statement is filed by:

(i) Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company ("Starboard V&O Fund"), with respect to the shares of Common Stock, $0.00001 par value per share (the "Shares"), of BILL Holdings, Inc. (the "Issuer"), directly and beneficially owned by it;

(ii) Starboard Value and Opportunity S LLC, a Delaware limited liability company ("Starboard S LLC"), with respect to the Shares directly and beneficially owned by it;

(iii) Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership ("Starboard L Master"), with respect to the Shares directly and beneficially owned by it;

(iv) Starboard Value L LP ("Starboard L GP"), as the general partner of Starboard L Master;

(v) Starboard Value R GP LLC ("Starboard R GP"), as the general partner of Starboard L GP;

(vi) Starboard X Master Fund Ltd, a Cayman Islands exempted company ("Starboard X Master"), with respect to the Shares directly and beneficially owned by it;

(vii) Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard L Master, Starboard X Master and of a certain managed account (the "Starboard Value LP Account") and the manager of Starboard S LLC;

(viii) Starboard Value GP LLC ("Starboard Value GP"), as the general partner of Starboard Value LP;

(ix) Starboard Principal Co LP ("Principal Co"), as a member of Starboard Value GP;

(x) Starboard Principal Co GP LLC ("Principal GP"), as the general partner of Principal Co;

(xi) Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xii) Peter A. Feld, as a member of Principal GP, as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, and as a nominee for the Board of Directors of the Issuer (the "Board");

(xiii) Liat Ben-Zur, as a nominee for the Board;

(xiv) Nancy Disman, as a nominee for the Board; and

(xv) Frank T. Young, as a nominee for the Board.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)   Item 2(b) is hereby amended and restated to read as follows:

The address of the principal office of each of Starboard V&O Fund, Starboard S LLC, Starboard L Master, Starboard L GP, Starboard R GP, Starboard X Master, Starboard Value LP, Starboard Value GP, Principal Co and Principal GP is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of each of Messrs. Smith and Feld is c/o Starboard Value LP, 201 E Las Olas Boulevard, Suite 1000, Fort Lauderdale, Florida 33301. The officers and directors of Starboard V&O Fund and Starboard X Master and their principal occupations and business addresses are set forth on Exhibit 1 attached hereto and are incorporated by reference in this Item 2. The principal business address of Ms. Ben-Zur is 1920 104th Ave SE, Bellevue, Washington 98004. The principal business address of Ms. Disman is 57 Roundtree Drive, Melville, New York 11747. The principal business address of Mr. Young is 420 Prestwick Court, Alpharetta, Georgia 30005.

(c)   Item 2(c) is hereby amended and restated to read as follows:

The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard L Master and Starboard X Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard L GP serves as the general partner of Starboard L Master. Starboard R GP serves as the general partner of Starboard L GP. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. The principal occupation of Ms. Ben-Zur is serving as Chief Executive Officer of LBZ Advisory LLC. The principal occupation of Ms. Disman is serving as Strategic Advisor of Shift4 Payments, Inc. ("Shift4 Payments"). The principal occupation of Mr. Young is serving as a Senior Advisor for Boston Consulting Group.

(d)   Item 2(d) is hereby amended and restated to read as follows:

No Reporting Person, nor any person listed on Exhibit 1 to the Schedule 13D, attached thereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   Item 2(e) is hereby amended and restated to read as follows:

No Reporting Person, nor any person listed on Exhibit 1 to the Schedule 13D, attached thereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Item 2(f) is hereby amended and restated to read as follows:

Messrs. Smith, Feld and Young and Mses. Ben-Zur and Disman are citizens of the United States of America. The citizenship of the persons listed on Exhibit 1 to the Schedule 13D, attached thereto, is set forth therein and is incorporated by reference in this Item 2.

Item 4.   Purpose of Transaction

Item 4 is hereby amended to add the following:

On September 5, 2025, Starboard V&O Fund (together with its affiliates, "Starboard") delivered a letter to the Issuer (the "Nomination Letter") nominating a slate of highly qualified director candidates, including Liat Ben-Zur, Nancy Disman, Peter A. Feld and Frank T. Young (collectively, the "Nominees"), for election to the Board at the Issuer's 2025 annual meeting of stockholders (the "Annual Meeting"). As evidenced by their detailed biographies below, the Nominees have backgrounds spanning operations, finance, technology, digital transformation, payment solutions, product development, private equity, consulting, strategic transformation and public company governance. Starboard carefully selected this highly qualified slate of Nominees who collectively have substantial and highly successful experience in the fintech sector, including decades of experience as senior executives and directors of well-performing financial services, software and technology companies.

Liat Ben-Zur currently serves as the Chief Executive Officer and Managing Director of LBZ Advisory LLC, a consulting firm specializing in AI strategy, product-led growth, and digital transformation, since May 2023. Previously, Ms. Ben-Zur served as Entrepreneur in Residence ("EiR") of Storm Ventures, a venture capital firm, from April 2023 to June 2024. Ms. Ben-Zur served as Corporate Vice President of Consumer Services of Microsoft Corporation (NASDAQ: MSFT), a global technology company, from 2018 to May 2023. Prior to that, she served as Senior Vice President of Digital Transformation and IoT of Koninklijke Philips N.V. (NYSE: PHG), a multinational health technology company, from 2014 to 2018. From 1998 to 2014, Ms. Ben-Zur held various roles at Qualcomm Incorporated ("Qualcomm") (NASDAQ: QCOM), a global semiconductor and wireless technology company, including as Senior Director of Product Management of Qualcomm's Alljoyn business from 2012 to 2014, Senior Director, Head of QCT Developer Ecosystem from 2009 to 2012, and Director, Competitive Strategy from 2006 to 2009. Earlier in her career, she served as a hardware engineer for Teledata Communications, Inc., a wireless technology company, from 1997 to 1998, and as an Applications Engineer of Intel Corporation (NASDAQ: INTC), a multinational semiconductor manufacturer, in 1996. Currently, Ms. Ben-Zur serves as a director on the boards of several companies, including Compass Group PLC (LSE: CPG), a global contract foodservice company, since July 2024; Splashtop Inc., a software company providing secure remote work and IT support solutions, since January 2024; and Talkspace, Inc. (NASDAQ: TALK), a virtual behavioral healthcare company offering online therapy and psychiatry services, since December 2023. She has also served as an Advisory Board Member at WestRiver Group, an investment company that invests in early and growth stage businesses and concepts, since January 2024, Syndio Solutions, Inc., a workplace equity analytics platform, since December 2023, and Concord Music Group, a leader in music rights, publishing, and recordings, since November 2024. Previously, Ms. Ben-Zur served on the board of directors of Umicore S.A. (OTC: UMICF), a global materials technology and recycling company, from 2017 to April 2021. She also served on the board of numerous not-for-profit organizations, including AllSeen Alliance, a not-for profit open-source consortium focused on creating a universal framework for Internet of Things, where she was Founder and Chairwoman, from 2013 to 2014, and Tender Loving Canines Assistance Dogs, Inc., a nonprofit organization providing service dogs to people across the United States and Canada, where she served as Vice President of the board of directors, from 2010 to 2014. Ms. Ben-Zur earned an M.B.A. from the UCLA Anderson School of Management and a Bachelor of Science degree in Electrical Engineering from the University of California, Davis.

Nancy Disman has served as a Strategic Advisor and a member of the Board of Directors of Shift4 Payments (NYSE: FOUR), a provider of integrated payment processing and technology solutions, since August 2025. Ms. Disman previously served as Shift4 Payments' Chief Financial Officer, from August 2022 to September 2025, and as a director from June 2020 to August 2022. Previously, Ms. Disman served as Chief Financial Officer and Chief Administrative Officer of West Technology Group LLC (f/k/a Intrado Corporation), a provider of cloud-based technology and communications services, from 2017 to August 2022. Prior to that, Ms. Disman served as Chief Financial Officer and Chief Administrative Officer of the Merchant Acquiring Segment of Total System Services, Inc. ("TSYS") (formerly NYSE: TSS), a global provider of payment solutions, from 2016 to 2017, after serving as Chief Financial Officer of TransFirst Holdings, LLC, a merchant services provider in the credit card processing industry, prior to its acquisition by TSYS, from 2014 to 2016. Ms. Disman also served as Chief Financial Officer and Chief Operating Officer of Cynergy Data, LLC, a payment processing and technology company, from 2010 to 2013. From 1998 to 2010, Ms. Disman served in multiple senior roles at First Data Corporation (formerly NYSE: FDC), a global provider of payment and electronic commerce solutions, including serving as Senior Vice President and Chief Financial Officer of First Data USA and Senior Vice President and Chief Operating Officer of Retail & Alliance Services. Earlier in her career, she served as Audit Manager at Ernst & Young LLP, from 1992 to 1998. Ms. Disman has served as a member of the CNBC CFO Council, an invitation-only network of Chief Financial Officers, since March 2024. Previously, Ms. Disman served as a member of the Board of Directors of iCIMS, Inc., a cloud-based talent acquisition software platform, from May 2021 to August 2022, and as member of the Audit Committee of the Board of Managers of West Technology Group LLC, from 2017 to August 2022. Ms. Disman earned a B.S. in Business Administration and

Accounting from the State University of New York at Albany and is a Certified Public Accountant in the State of New York.

Peter A. Feld has served as a Managing Member, Portfolio Manager and Head of Research of Starboard Value LP since April 2011. Prior to founding Starboard in 2011, Mr. Feld was a Managing Director and Head of Research at Ramius LLC for funds that comprised the Value and Opportunity investment platform. Prior to joining Ramius in February 2005, Mr. Feld was an analyst in the Technology Investment Banking group at Banc of America Securities LLC.

Mr. Feld currently serves on the Board of Directors of Qorvo, Inc., a global semiconductor company, since August 2025. Previously, he served as a member of the boards of directors of Gen Digital Inc., a global leader dedicated to powering Digital Freedom through its family of consumer brands, from September 2018 to May 2025; Green Dot Corporation, a financial technology company, from March 2022 to October 2023; GCP Applied Technologies, Inc., a technology company, from June 2020 until it was acquired by Compagnie de Saint-Gobain S.A. in September 2022; Magellan Health, Inc., a healthcare company, from March 2019 until it was acquired by Centene Corporation in January 2022; AECOM, a multinational infrastructure firm, from November 2019 to June 2020; Marvell Technology Group Ltd., a storage, networking and connectivity semiconductor solutions company, from May 2016 to June 2018; The Brink's Company, a global leader in security-related services, from January 2016 to November 2017; Insperity, Inc., an industry-leading HR services provider, from March 2015 to June 2017; Darden Restaurants, Inc., a full-service restaurant company, from October 2014 to September 2015; Tessera Technologies, Inc. (n/k/a Xperi Corporation), a leading product and technology licensing company, from June 2013 to April 2014; and Integrated Device Technology, Inc., a company that designed, developed, manufactured and marketed a range of semiconductor solutions for the advanced communications, computing and consumer industries, from June 2012 to February 2014. Mr. Feld received a B.A. degree in Economics from Tufts University in 2001.

Frank T. Young currently serves as Senior Advisor to Boston Consulting Group, a global management consulting firm, a position he has held since March 2024, and has been self-employed as an independent consultant since April 2023, advising on merchant acquiring, integrated payments, embedded fintech, B2B SaaS, crypto/Web3 and new product and channel development. Mr. Young previously served as Chief Strategy Officer, Merchant Solutions of Global Payments Inc. (NYSE: GPN), a global fintech company, from January 2022 to March 2023, where he also held several roles of increasing responsibility, including President, Vertical Markets Software Solutions from September 2019 to January 2022; President, Integrated Payments and Vertical Markets from January 2019 to September 2019; Chief Product Officer from October 2017 to February 2019; and Senior Vice President, Global Product and Innovation from April 2015 to October 2017. Prior to that, Mr. Young served as Global Business Development Lead, Google Payments of Google Inc. (NASDAQ: GOOG), a global technology company, from 2011 to 2015. Earlier in his career, Mr. Young held executive positions with Qualcomm Incorporated (NASDAQ: QCOM), a multinational technology corporation; MasterCard Incorporated (NYSE: MA), a global technology and financial services company; Accenture plc (NYSE: ACN), a professional services company; and Chase Manhattan Bank, focusing on payments and financial technology. Mr. Young previously served on the Board of Directors of Comercia Global Payments, Entidad de Pago, S.L., a Spanish merchant acquiring and payment processing joint venture of CaixaBank, S.A. (BME: CABK) and Global Payments Inc., from 2017 to May 2023. Mr. Young also served as a member of the Board of Directors of Zone2Boost, S.L., a Barcelona-based fintech innovation incubator and joint venture of Global Payments Inc., CaixaBank, S.A., Visa Inc. (NYSE: V), and Ingenico Group S.A. (formerly Euronext Paris: ING), from 2017 to February 2024. Mr. Young earned an MBA from The Wharton School of the University of Pennsylvania and a BA in Economics from Rutgers College.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

On September 5, 2025, the Reporting Persons entered into a Group Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the "Solicitation"), (c) each of the Nominees (other than Mr. Feld) agreed that he or she will not undertake or effect any purchase, sale, acquisition or disposition of any securities of the Issuer without the prior written consent of Starboard and (d) Starboard V&O Fund, Starboard S LLC, Starboard L Master, Starboard X Master and Starboard Value LP through the Starboard Value Account agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Starboard has signed separate letter agreements (the "Indemnification Letter Agreements") with each of the Nominees (other than Mr. Feld) pursuant to which it and its affiliates have agreed to indemnify such Nominees against certain claims arising from the Solicitation and any related transactions. A form of the Indemnification Letter Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Starboard has signed compensation letter agreements (the "Compensation Letter Agreements") with each of the Nominees (other than Mr. Feld), pursuant to which it has agreed to pay each of such Nominees: (i) $25,000 in cash as a result of the submission by Starboard of its nomination of such Nominee to the Issuer and (ii) $25,000 in cash upon the filing by Starboard of a definitive proxy statement with the SEC relating to the Solicitation. Pursuant to the Compensation Letter Agreements, each of such Nominees has agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the "Nominee Shares"), subject to Starboard's right to waive the requirement to purchase the Nominee Shares. Pursuant to the Compensation Letter Agreements, each of such Nominees has agreed not to sell, transfer or otherwise dispose of any Nominee Shares until the earliest to occur of (i) the Issuer's appointment or nomination of such Nominee as a director of the Issuer, (ii) the date of any agreement with the Issuer in furtherance of such Nominee's nomination or appointment as a director of the Issuer, (iii) Starboard's withdrawal of its nomination of such Nominee for election as a director of the Issuer, and (iv) the date of the Annual Meeting; provided, however, in the event that the Issuer enters into a business combination with a third party, each of such Nominees, may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination. A form of the Compensation Letter Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Each of the Nominees (other than Mr. Feld) has granted Messrs. Smith and Feld and Lindsey Cara a power of attorney to execute certain SEC filings and other documents, as necessary, in connection with the solicitation of proxies at the Annual Meeting (collectively, the "Powers of Attorney"). Such Powers of Attorney are attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Item 7. **Material to be Filed as Exhibits.**

Item 7 is hereby amended to add the following exhibits:

99.1 - Group Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld, Liat Ben-Zur, Nancy Disman and Frank T. Young, dated September 5, 2025.

99.2 - Form of Indemnification Letter Agreement.

99.3 - Form of Compensation Letter Agreement.

99.4 - Powers of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Starboard Value LP

Signature: /s/ Lindsey Cara

Name/Title: Lindsey Cara, Authorized Signatory of Starboard Value GP LLC, its general partner

Date: 09/08/2025

STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD

Signature: /s/ Lindsey Cara

Name/Title: Lindsey Cara, Authorized Signatory of Starboard Value LP, its investment manager

Date: 09/08/2025

STARBOARD VALUE & OPPORTUNITY S LLC

Signature: /s/ Lindsey Cara

Name/Title: Lindsey Cara, Authorized Signatory of Starboard Value LP, its manager

Date: 09/08/2025

Starboard Value & Opportunity Master Fund L LP

Signature: /s/ Lindsey Cara

Name/Title: Lindsey Cara, Authorized Signatory of Starboard Value L LP, its general partner

Date: 09/08/2025

Starboard Value L LP

Signature: /s/ Lindsey Cara

Name/Title: Lindsey Cara, Authorized Signatory of Starboard Value R GP LLC, its general partner

Date: 09/08/2025

Starboard Value R GP LLC

Signature: /s/ Lindsey Cara

Name/Title: Lindsey Cara, Authorized Signatory

Date: 09/08/2025

Starboard X Master Fund Ltd

Signature: /s/ Lindsey Cara

Name/Title: Lindsey Cara, Authorized Signatory of Starboard Value LP, its investment manager

Date: 09/08/2025

Starboard Value GP LLC

Signature: /s/ Lindsey Cara

Name/Title: Lindsey Cara, Authorized Signatory of Starboard Principal Co LP, its member

Date: 09/08/2025

Starboard Principal Co LP

Signature: /s/ Lindsey Cara

Name/Title: Lindsey Cara, Authorized Signatory of Starboard Principal Co GP LLC, its general partner

Date: 09/08/2025

Starboard Principal Co GP LLC

Signature: /s/ Lindsey Cara

Name/Title: Lindsey Cara, Authorized Signatory

Date: 09/08/2025

Smith Jeffrey C

Signature: /s/ Lindsey Cara

Name/Title: Lindsey Cara, Attorney-in-Fact for Jeffrey C. Smith

Date: 09/08/2025

Feld Peter A

Signature: /s/ Lindsey Cara

Name/Title: Lindsey Cara, Attorney-in-Fact for Peter A. Feld

Date: 09/08/2025

Benzur Liat

Signature: /s/ Lindsey Cara

Name/Title: Lindsey Cara, Attorney-in-Fact for Liat Ben-Zur

Date: 09/08/2025

Disman Nancy

Signature: /s/ Lindsey Cara

Name/Title: Lindsey Cara, Attorney-in-Fact for Nancy Disman

Date:　　　09/08/2025

Frank T. Young

Signature: /s/ Lindsey Cara

Name/Title: Lindsey Cara, Attorney-in-Fact for Frank T. Young

Date:　　　09/08/2025

Comments accompanying signature:

Exhibit 99.1

GROUP AGREEMENT

WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of BILL Holdings, Inc., a Delaware corporation (the "Company");

WHEREAS, Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company ("Starboard V&O Fund"), Starboard Value and Opportunity S LLC, a Delaware limited liability company ("Starboard S LLC"), Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership ("Starboard L Master"), Starboard Value L LP, a Delaware limited partnership, Starboard Value R GP LLC, a Delaware limited liability company, Starboard X Master Fund Ltd, a Cayman Islands exempted company ("Starboard X Master"), Starboard Value LP, a Delaware limited partnership, Starboard Value GP LLC, a Delaware limited liability company, Starboard Principal Co LP, a Delaware limited partnership, Starboard Principal Co GP LLC, a Delaware limited liability company, Jeffrey C. Smith and Peter A. Feld (collectively, "Starboard"), Liat Ben-Zur, Nancy Disman and Frank T. Young (collectively, the "Group"), wish to form a group for the purpose of (i) seeking representation on the Board of Directors of the Company (the "Board") at the 2025 annual meeting of stockholders of the Company (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the "Annual Meeting"), (ii) soliciting proxies or written consents for the election of the persons nominated by the Group to the Board at the Annual Meeting, (iii) taking such other actions as the Group deems advisable in connection with their respective investment in the Company, and (iv) taking all other action necessary or advisable to achieve the foregoing (collectively, the "Purpose").

NOW, IT IS AGREED, this 5th day of September, 2025 by the parties hereto:

1. In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the undersigned agrees to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company. Each member of the Group shall be responsible for the accuracy and completeness of his/her/its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.

2. So long as this agreement (the "Agreement") is in effect, each of Liat Ben-Zur, Nancy Disman and Frank T. Young agrees to provide Starboard advance written notice prior to effecting any purchase, sale, acquisition or disposal of any securities of the Company which he or she has, or would have, direct or indirect beneficial ownership so that Starboard has an opportunity to review the potential implications of any such transaction in the securities of the Company and pre-clear any such potential transaction in the securities of the Company by Liat Ben-Zur, Nancy Disman and Frank T. Young. Each of Liat Ben-Zur, Nancy Disman and Frank T. Young agrees that he or she shall not undertake or effect any purchase, sale, acquisition or disposal of any securities of the Company without the prior written consent of Starboard.

3. So long as this Agreement is in effect, each of the undersigned shall provide written notice to Olshan Frome Wolosky LLP ("Olshan") of (i) any of their purchases or sales of securities of the Company; or (ii) any securities of the Company over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction. For purposes of this Agreement, the term "beneficial ownership" shall have the meaning of such term set forth in Rule 13d-3 under the Exchange Act.

4. Each of the undersigned agrees to form the Group for the Purpose.

5.   Starboard V&O Fund, Starboard S LLC, Starboard L Master, Starboard X Master and Starboard Value LP shall have the right to pre-approve all expenses incurred in connection with the Group's activities and agree to pay directly all such pre-approved expenses on a pro rata basis between Starboard V&O Fund, Starboard S LLC, Starboard L Master, Starboard X Master and Starboard Value LP through a certain account managed by Starboard Value LP (the "Starboard Value LP Account") based on the number of Shares in the aggregate beneficially owned by each of Starboard V&O Fund, Starboard S LLC, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account on the date hereof.

6.   Each of the undersigned agrees that any SEC filing, press release or stockholders communication proposed to be made or issued by the Group or any member of the Group in connection with the Group's activities set forth in Section 4 shall be first approved by Starboard, or its representatives, which approval shall not be unreasonably withheld.

7.   The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Except as provided in Sections 2 and 3, nothing herein shall restrict any party's right to purchase or sell securities of the Company, as he/she/it deems appropriate, in his/her/its sole discretion, provided that all such purchases and sales are made in compliance with all applicable securities laws and the provisions of this Agreement.

8.   This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart. Any signature to this Agreement transmitted by facsimile transmission, by electronic mail in "portable document format" (".pdf") form or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document shall have the same effect as physical delivery of the paper document bearing the original signature.

9.   This Agreement is governed by and will be construed in accordance with the laws of the State of New York. In the event of any dispute arising out of the provisions of this Agreement or their investment in the Company, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

10.   The parties' rights and obligations under this Agreement (other than the rights and obligations set forth in Section 5 and Section 9, which shall survive any termination of this Agreement) shall terminate immediately after the conclusion of the activities set forth in Section 4 or as otherwise agreed to by the parties. Notwithstanding the foregoing, any party hereto may terminate his/her/its obligations under this Agreement (other than those set forth in Section 5 and Section 9) and withdraw from the Group on 24 hours' written notice to all other parties, with a copy by email to Andrew Freedman, email afreedman@olshanlaw.com, and Meagan Reda, email mreda@olshanlaw.com.

11.   The terms and provisions of this Agreement may not be modified, waived or amended without the written consent of each of the parties hereto; provided, however, that new members may join the Group by executing a counterpart signature page to this Agreement agreeing to be bound by the terms of this Agreement as a member of the Group with the prior written consent of Starboard, with no further action on the part of any party hereto.

12.   Each party acknowledges that Olshan shall act as counsel for both the Group and Starboard and its affiliates relating to their investment in the Company.

13.   Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to a Schedule 13D pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

STARBOARD VALUE AND OPPORTUNITY MASTER
FUND LTD
By: Starboard Value LP,
    its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
    its manager

STARBOARD VALUE AND OPPORTUNITY MASTER
FUND L LP
By: Starboard Value L LP,
    its general partner

STARBOARD VALUE L LP
By: Starboard Value R GP LLC,
    its general partner

STARBOARD X MASTER FUND LTD
By: Starboard Value LP,
    its investment manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
    its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
    its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
    its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By: /s/ Jeffrey C. Smith
        Name: Jeffrey C. Smith
        Title: Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld

/s/ Liat Ben-Zur
LIAT BEN-ZUR

/s/ Nancy Disman
NANCY DISMAN

/s/ Frank T. Young
FRANK T. YOUNG

Exhibit 99.2

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
c/o Starboard Value LP
777 Third Avenue, 18th Floor
New York, New York 10017

September __, 2025

_____
_____
_____

Re: BILL Holdings, Inc.

Dear _____:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of BILL Holdings, Inc. (the "Company") in connection with the proxy solicitation that Starboard Value and Opportunity Master Fund Ltd and its affiliates (collectively, the "Starboard Group") is considering undertaking to nominate and elect directors at the Company's 2025 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Starboard Group Solicitation"). Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders. This letter ("Agreement") will set forth the terms of our agreement.

The members of the Starboard Group agree to jointly and severally indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Starboard Group Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this Agreement; provided further, that upon your becoming a director of the Company, this indemnification shall not apply to any claims made against you in your capacity as a director of the Company. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys' fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Starboard Group Solicitation and any related transactions (each, a "Loss").

In the event you are notified or otherwise become aware of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Starboard Group prompt written notice (including through electronic submission) of such claim or Loss (provided that failure to promptly notify the Starboard Group shall not relieve us from any liability which we may have on account of this Agreement, except to the extent we shall have been materially prejudiced by such failure). Upon receipt of such written notice, the Starboard Group will provide you with counsel to represent you. Such counsel shall be reasonably acceptable to you. In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein. The Starboard Group may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

You hereby agree to keep confidential and not disclose to any party, without the consent of the Starboard Group, any confidential, proprietary or non-public information (collectively, "Information") of the Starboard Group or its affiliates which you have heretofore obtained or may obtain in connection with your service as a nominee hereunder. Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by the Starboard Group or its affiliates or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify the Starboard Group so that the Starboard Group or any member thereof may seek a protective order or other appropriate remedy or, in the Starboard Group's sole discretion, waive compliance with the terms of this Agreement. In the event that no such protective order or other remedy is obtained or the Starboard Group does not waive compliance with the terms of this Agreement, you may consult with counsel at the cost of the Starboard Group and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential. The confidentiality restrictions set forth in this Agreement shall not (a) apply (i) to any compelled testimony or production of information, whether by legal process, subpoena, or as part of a response to a request for information from any governmental or regulatory authority with jurisdiction over you, in each case to the extent required, or (ii) to any disclosure that you reasonably believe, after consultation with outside counsel, to be legally required by applicable law, rules or regulations, in each case of clause (i) or (ii), solely to the extent that such restrictions would require a violation of the applicable requirement; or (b) prohibit you from reporting what you reasonably believe, after consultation with outside counsel, to be violations of federal law or regulation to any governmental authority pursuant to Section 21F of the Exchange Act or Rule 21F promulgated thereunder.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of the Starboard Group and, upon the request of a representative of the Starboard Group, all such Information shall be returned or, at the Starboard Group's option, destroyed by you, with such destruction confirmed by you to the Starboard Group in writing.

This Agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

*   *   *

If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: By: Starboard Value LP, its investment manager

By: _____

Name:

Title:

ACCEPTED AND AGREED:

_____

Exhibit 99.3

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
c/o Starboard Value LP
777 Third Avenue, 18th Floor
New York, New York 10017

September __, 2025

_____
_____
_____

Dear _____:

       This letter sets forth our mutual agreement with respect to compensation to be paid to you for your agreement to be named and serve as a nominee of a group of investors (the "Starboard Group"), including Starboard Value and Opportunity Master Fund Ltd, an affiliate of Starboard Value LP, for election as a director of BILL Holdings, Inc. (the "Company") at the Company's 2025 annual meeting of stockholders including any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting").

       In consideration of your agreement to be named and serve as a nominee of the Starboard Group for election as a director of the Company at the Annual Meeting, the undersigned hereby agrees to pay you (i) $25,000 in cash upon the Starboard Group submitting a letter to the Company nominating you for election as a director of the Company (with such payment to be made as soon as reasonably practicable after you have been nominated) and (ii) $25,000 in cash upon the filing by the Starboard Group of a definitive proxy statement with the U.S. Securities and Exchange Commission relating to a solicitation of proxies in favor of your election as a director of the Company at the Annual Meeting. You hereby agree to use the after-tax proceeds from such compensation, or an equivalent amount of other funds, to acquire securities of the Company (the "Nominee Shares") at such time that you shall determine, but in any event no later than fourteen (14) days after receipt of such compensation; provided, however, in the event you are unable to transact in the securities of the Company due to possession of material non-public information or any other limitation or restriction, you shall have fourteen (14) days from the first date that you can transact in the securities of the Company to acquire such securities; provided, further, that the Starboard Group shall have the right to waive the requirement to purchase Nominee Shares at any time by providing you with prior notice of any such waiver. During the term of this letter agreement, you agree not to sell, transfer or otherwise dispose of any Nominee Shares; provided, however, in the event that the Company enters into a business combination with a third party, you may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.

       The term of this letter agreement shall commence on the date hereof and shall remain in effect until the earliest to occur of (i) the Company's appointment or nomination of you for election as a director of the Company, (ii) the date of any agreement with the Company in furtherance of your nomination or appointment as a director of the Company, (iii) the Starboard Group's withdrawal of your nomination for election as a director of the Company, and (iv) the date of the Annual Meeting.

       The validity, interpretation, construction and performance of this letter agreement shall be governed by the laws of the State of New York, without regard to its principles of conflict of laws, and by applicable laws of the United States. The parties hereto consent to the jurisdiction of the New York State and United States courts located in New York County, New York for the resolution of any disputes hereunder and agree that venue shall be proper in any such court notwithstanding any principle of forum non conveniens and that service of process on the parties hereto in any proceeding in any such court may be effected in the manner provided herein for the giving of notices. The parties hereto waive trial by jury in respect of any such proceeding.

This letter agreement shall bind and inure to the benefit of you and your heirs, successors and assigns.

This letter agreement may be executed in counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument.

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP, its investment manager

By: _____

Name:

Title:

Accepted and Agreed to:

_____

Exhibit 99.4

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Jeffrey C. Smith, Peter A. Feld and Lindsey Cara, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of BILL Holdings, Inc. (the "Company") directly or indirectly beneficially owned by Starboard Value LP or any of its affiliates (collectively, the "Starboard Group") and (ii) any proxy solicitation of the Starboard Group to elect the Starboard Group's slate of director nominees to the board of directors of the Company at the 2025 annual meeting of stockholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1.   executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Starboard Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2.   executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3.   executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Starboard Group;

4.   performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5.   taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Starboard Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 5th day of September 2025.

/s/ Liat Ben-Zur
_____
LIAT BEN-ZUR

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Jeffrey C. Smith, Peter A. Feld and Lindsey Cara, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of BILL Holdings, Inc. (the "Company") directly or indirectly beneficially owned by Starboard Value LP or any of its affiliates (collectively, the "Starboard Group") and (ii) any proxy solicitation of the Starboard Group to elect the Starboard Group's slate of director nominees to the board of directors of the Company at the 2025 annual meeting of stockholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1.   executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Starboard Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2.   executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3.   executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Starboard Group;

4.   performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5.   taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Starboard Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 5th day of September 2025.

/s/ Nancy Disman
NANCY DISMAN

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Jeffrey C. Smith, Peter A. Feld and Lindsey Cara, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of BILL Holdings, Inc. (the "Company") directly or indirectly beneficially owned by Starboard Value LP or any of its affiliates (collectively, the "Starboard Group") and (ii) any proxy solicitation of the Starboard Group to elect the Starboard Group's slate of director nominees to the board of directors of the Company at the 2025 annual meeting of stockholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1.   executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Starboard Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2.   executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3.   executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Starboard Group;

4.   performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5.   taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Starboard Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 5th day of September 2025.

/s/ Frank T. Young
FRANK T. YOUNG